Mail Stop 4561

      							August 10, 2005

Mr. Herve Caen
Interim Chief Executive Officer
Interplay Entertainment Corp.
1682 Langley Avenue
Irvine, California 92606

	Re:	Interplay Entertainment Corp.
		Form 10-K for the Fiscal Year Ended December 31, 2005 Form 10-Q for the Fiscal Quarter Ended March 31, 2005
      File No. 000-27338

Dear Mr. Caen:

		We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

Item 9A. Controls and Procedures, page 38

1. We note that your Chief Executive Officer and interim Chief Financial Officer concluded that the company`s disclosure controls and procedures "were of limited effectiveness." Based on this disclosure, it remains unclear whether your Chief Executive Officer and interim Chief Financial Officer concluded that your disclosure controls and procedures are effective as of December 31, 2004. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your Chief Executive Officer and interim Chief Financial Officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Or, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective.

2. We note from your Form 8-K filed March 15, 2005 that in a letter received February 28, 2005 your former accountants, Squar Milner, noted a material weakness in the Company`s internal control over financial reporting related to the lack of sufficient accounting department personnel. Please revise to disclose how management considered this material weakness in its assessment of the effectiveness of disclosure controls and procedures as of December 31, 2004 and March 31, 2005. Also disclose in greater detail the specific steps the company has taken to remediate the material weakness.

3. We note that your disclosure controls and procedures were of limited effectiveness, at the reasonable assurance level, "in timely alerting him to material information required to be included in this report" in this filing and on page 23 of your Form 10-Q for the quarterly period ended March 31, 2005. Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective in ensuring that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified in the Commissions rules and forms.
We refer you to Exchange Act Rule 13a-15(e).

4. We note your statement in the last paragraph of this section that
"there can be no absolute assurance that any design will succeed in achieving its stated goals under all potential future conditions" in this filing and on page 23 of your Form 10-Q for the quarterly period ended March 31, 2005. Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Please refer to
Section II.F.4 of Management`s Reports on Internal Controls Over Financial Reporting and Certification of Disclosure in Exchange Act
Periodic Reports, SEC Release No. 33-8238.

*****

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence on EDGAR as required by Rule 101 of Regulation S-T. Please understand that we may have additional comments after reviewing your response to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Christopher White, Staff Accountant, at (202) 551-3461, Melissa Walsh, at (202) 551-3224 or me at (202) 551-3488
if
you have any questions regarding our comment on the financial statements and related matters.


								Sincerely,


								Stephen Krikorian
								Accounting Branch Chief


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Mr. Herve Caen
Interplay Entertainment Corp.
August 10, 2005
page 1